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AB 3/5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39706

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Intercontinental Asset Management Group, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Convent Street, Suite 1350
(No. and Street)

San Antonio	Texas	78205
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/10/14

OATH OR AFFIRMATION

I, John L. Kauth III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Intercontinental Asset Management Group, Ltd., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

John L. Kauth III

Chief Executive Officer
Title

Notary Public

MARIA A. SLOAN
MY COMMISSION EXPIRES
April 13, 2016

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with respect to methods of Consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any Material Inadequacies found to exist or found to have existed since the date of the previous Audit.
- ☒ (o) Independent Auditor's Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.

Report Pursuant to Rule 17a-5(d)

For the Year Ended December 31, 2013

CF ACCOUNTANTS CONSULTANTS

INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.

Report Pursuant to Rule 17a-5(d)

For the Year Ended December 31, 2013

INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.

CONTENTS

ACCOUNTANTS
CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Intercontinental Asset Management Group, Ltd.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Intercontinental Asset Management Group, Ltd. as of December 31, 2013, and the related statements of income, changes in partners' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intercontinental Asset Management Group, Ltd. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member:
CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 7, 2014

INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.
Statement of Financial Condition
December 31, 2013

ASSETS

Cash and cash equivalents	$	624,162
Receivable from broker-dealer		828,983
Other receivables		158,318
Securities owned at fair value		7,515
	$	1,618,978

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:		
Accounts payable and accrued expenses	$	281,073
Notes payable		400,000
Total Liabilities		681,073
Partners' capital		937,905
Total Liabilities and Partners' Capital	$	1,618,978

The accompanying notes are an integral part of these financial statements.

INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.
Statement of Income
For the Year Ended December 31, 2013

Revenues	
Commissions, trading profits, and fees	$ 4,444,864
Revenue from the sale of Investment Company shares	597,163
Interest income	595
	5,042,622
Expenses	
Compensation and benefits	2,271,101
Commissions and floor brokerage	1,505,085
Occupancy and equipment costs	300,291
Communications	26,713
Promotional cost	27,549
Regulatory fees and expenses	36,771
Other expenses	349,361
Interest expense	1,293
	4,518,164
Income before income tax expense	524,457
Income tax expense-state	14,000
Net income	$ 510,457

The accompanying notes are an integral part of these financial statements.

INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2013

	General Partner	Limited Partners	Total
Balances at December 31, 2012	$ 65,795	$ 1,250,103	$ 1,315,898
Distributions to partners	(44,423)	(844,027)	(888,450)
Net income	25,523	484,934	510,457
Balances at December 31, 2013	$ 46,895	$ 891,010	$ 937,905

The accompanying notes are an integral part of these financial statements.

INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2013

Balances at December 31, 2012	$	-0-
Increases		-0-
Decreases		-0-
Balances at December 31, 2013	$	-0-

The accompanying notes are an integral part of these financial statements.

INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.
Statement of Cash Flows
For the Year Ended December 31, 2013

Cash flows from operating activities	
Net income	$ 510,457
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Change in operating assets and liabilities:	
Increase in receivable from broker-dealer	(395,735)
Increase in other receivables	(157,697)
Increase in accounts payable and accrued expenses	152,804
Net cash provided (used) by operating activities	109,829
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Distributions to partners	(888,450)
Increase in notes payable	400,000
Net cash provided (used) by financing activities	(488,450)
Net decrease in cash and cash equivalents	(378,621)
Cash and cash equivalents at beginning of year	1,002,783
Cash and cash equivalents at the end of year	$ 624,162

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest	$ 1,293
Income taxes	$ 13,755

The accompanying notes are an integral part of these financial statements.

INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.
Notes to Financial Statements
December 31, 2013

Note 1 - Summary of Significant Accounting Policies

Intercontinental Asset Management Group, Ltd. (the "Partnership") is a Texas limited partnership in which Intercontinental Asset Management Corporation (the "Company") is the general partner and has a 5% interest. The two shareholders of the Company are the limited partners and have 66.5% and 28.5% interests in the Partnership, respectively. The Partnership agreement provides for certain contributions of capital by the partners. Profits and losses of the Partnership will be allocated in proportion to the partnership percentages of the partners. The general partner will determine the aggregate amounts and the times any distributions will be made. The limited partners are not personally liable for any obligations of the Partnership. Offices of the Partnership are located in San Antonio, Texas.

The Partnership is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership operates under SEC Rule 15c3-3(k)(2)(ii). The Partnership is engaged in the buying and selling of listed and over-the-counter stocks, retailing of mutual funds, buying and selling corporate, municipal, and government debt instruments, as well as options and futures. The Partnership's business is conducted with customers located worldwide.

The Partnership operates under a clearing agreement with Pershing LLC ("Pershing"), a Bank of New York Securities Group company, whereby Pershing clears transactions for the customers of the Partnership and carries the accounts of such customers on a fully-disclosed basis. The Partnership does not hold customer cash or securities in connection with such transactions.

Security transactions (and related commission revenue and expense) are recorded on a trade date basis.

Securities readily marketable are carried at market value and securities not readily marketable are carried at fair value as determined by management of the company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Receivables from broker-dealers are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

For purposes of reporting cash flows, the Partnership has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

The Partnership's net income is passed through to the partners and reported on their Federal income tax returns; therefore, no provision for Federal income taxes has been made in the accompanying financial statements.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

Note 1 - Summary of Significant Accounting Policies, continued

The Partnership's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

The Partnership uses various methods including market, income and cost approaches. Based on these approaches, the Partnership often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Partnership utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Partnership is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and Federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

For the year ended December 31, 2013, the application of valuation techniques applied to similar assets and liabilities has been consistent. The fair value of securities owned is deemed to be Level 1 investments. There were no transfers into or out of the Level 1, 2 and 3 categories in the fair value measurement hierarchy for the year ended December 31, 2013.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2013, the Partnership has net capital of approximately $777,984 and net capital requirements of $100,000. The Partnership's ratio of aggregated indebtedness to net capital was .87 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Capital distributions to partners can be made under a capital distribution policy approved by the Partnership's general partner. Periodic distributions approved by the Partnership's general partner are made to enable partners to pay federal income taxes on partnership profits, among other purposes.

Note 3 - Possession or Control Requirements

The Partnership does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by not holding customer funds or safekeeping customer securities.

Note 4 - Pension Plans

The Partnership has a SEP IRA plan covering substantially all employees. The Partnership may contribute amounts as determined by the general partner. The Partnership has accrued $60,041 as a contribution to the plan for the year ended December 31, 2013.

Note 5 - Related Party Transactions

The Partnership is a member of a group of affiliated companies under common control and has extensive transactions and relationships with members of the group. The existence of that control could create operating results and financial position significantly different than if the companies were autonomous. The Partnership, the Company, and other entities that are under common ownership share office space, certain employees, and fixed assets. Officers' salaries and other overhead expenses of approximately $600,000 for the year ended December 31, 2013 were allocated by an affiliate under common ownership to the Partnership.

The Company has notes payable to partners for $400,000 at 5%. The notes, including principal and accrued but unpaid interest shall be due and payable on or before November 26, 2018. Interest only on the unpaid principal balance of the Notes shall be due and payable as of November 25, 2014, and annually thereafter, until all amounts owed are paid in full.

The Partnership serves as a conduit for fee payments from Pershing to an affiliated investment advisor. Funds are received from Pershing and remitted to the affiliate monthly. For the year ended December 31, 2013, the Partnership received, and subsequently remitted $707,920.

Note 6 - Concentration Risk

At December 31, 2013, and at various other times throughout 2013, the Partnership had cash balances in excess of federally insured limits.

Note 7 - Commitments and Contingencies

Included in the Partnership's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Partnership's customers fail to settle security transactions. In the event this occurs, the Partnership will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2013, management of the Partnership had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 8 - Subsequent Events

In 2014, the Partnership will make distributions related to 2013 earnings of $510,457 to the general partner and limited partners.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2013

Schedule I

INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2013

COMPUTATION OF NET CAPITAL

Total partners' capital qualified for net capital	$ 937,905
Add:	
Other deductions or allowable credits	-0-
Total capital and allowable subordinated liabilities	937,905
Deductions and/or charges	
Non-allowable assets:	
Other receivables	(158,318)
Net capital before haircuts on securities positions	779,587
Haircuts on securities (computed, where applicable, pursuant to Rule 15c31-(f))	(1,603)
Net capital	$ 777,984

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 281,073
Notes payable	400,000
Total aggregate indebtedness	$ 681,073

Schedule I (continued)

INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2013

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 45,427
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 677,984
Excess net capital at 1000%	$ 709,877
Ratio: Aggregate indebtedness to net capital	.87 to 1

RECONCILIATION WITH PARTNERSHIP'S COMPUTATION

There were no differences in the computation of net capital under Rule 15c3-1 from the Partnership's computation.

Schedule II

INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.
Computation of Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2013

EXEMPTIVE PROVISIONS

The Partnership has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Partnership's clearing firm: Pershing L.L.C.

Independent Auditor's Report

On Internal Control

Required by SEC Rule 17a-5

Year Ended December 31, 2013

CF ACCOUNTANTS CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Intercontinental Asset Management Group, Ltd.

In planning and performing our audit of the financial statements and supplemental information of Intercontinental Asset Management Group, Ltd. (the "Company"), as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Partnership's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 7, 2014

Independent Accountant's Report

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended December, 2013

INDEPENDENT ACCOUNTANT'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Intercontinental Asset Management Group, Ltd.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Intercontinental Asset Management Group, Ltd. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Intercontinental Asset Management Group, Ltd.'s compliance with the applicable instructions of the Form SIPC-7. Management is responsible for Intercontinental Asset Management Group, Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013 with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 7, 2014

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December , 20 13
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

039706 FINRA DEC
Intercontinental Asset Man Gp LTD 17*17
300 Convent St Ste 1350
San Antonio TX 78205-3729

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

210-271-7947

2. A. General Assessment (item 2e from page 2) $6938

B. Less payment made with SIPC-6 filed (exclude interest) (3751)
July 23, 2013
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $3187

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $3187

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Intercontinental Asset Mgmt Group Ltd.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Vice President
(Title)

Dated the 16 day of January , 20 14 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January, 20 13
and ending December, 20 13
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5042622
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	5042622
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1977127
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	290238
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	2267365
2d. SIPC Net Operating Revenues	$ 2775257
2e. General Assessment @ .0025	$ 6938
	(to page 1, line 2.A.)